SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No.  )*

                        MFS COMMUNICATIONS COMPANY, INC.

                                 (Name of Issuer)

        Depositary Shares Each Representing a One-Hundredth Interest in a
      Share of Series A 8% Cumulative Convertible Preferred Stock (Dividend
          Enhanced Convertible Stock--DECS) (Par Value $.01 Per Share)

                          (Title of Class of Securities)

                                   55272T 20 0

                                  (CUSIP Number)

                                 Rochelle Elias
                               Compliance Director
                             D. E. Shaw & Co., L.P.
                              120 West 45th Street
                                   39th Floor
                            New York, New York 10036

             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
          D. E. Shaw & Co., Inc.
          13-3839469
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
___________________________________________________________________
NUMBER OF         (7)  SOLE VOTING POWER

SHARES              -0-
___________________________________________________________________
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY            507,100
___________________________________________________________________
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING           -0-
___________________________________________________________________
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                    507,100
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
        507,100
__________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
        5.3%
___________________________________________________________________
(14) TYPE OF REPORTING PERSON **
     HC, CO
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


___________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     D. E. Shaw & Co., L.P.
     13-3695715
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
___________________________________________________________________
NUMBER OF         (7)  SOLE VOTING POWER

SHARES              -0-
___________________________________________________________________
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY            331,800
___________________________________________________________________

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING           -0-
___________________________________________________________________
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                    331,800
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
     331,800
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
     3.5%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
     PN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     D. E. Shaw Investments, L.P.
     13-3470777
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
     WC
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
___________________________________________________________________
NUMBER OF         (7)  SOLE VOTING POWER

SHARES              -0-
___________________________________________________________________

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY            331,800
___________________________________________________________________
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING           -0-
___________________________________________________________________
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                    331,800
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
     331,800
__________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
     3.5%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
     BD, PN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     D. E. Shaw & Co. International, L.L.C.
     13-3799946
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
     WC
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
___________________________________________________________________

NUMBER OF         (7)  SOLE VOTING POWER

SHARES              -0-
___________________________________________________________________
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY            175,300
___________________________________________________________________
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING           -0-
___________________________________________________________________
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                    175,300
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
     175,300
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
     1.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
     OO
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     David E. Shaw
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]
___________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
___________________________________________________________________
NUMBER OF         (7)  SOLE VOTING POWER

SHARES              -0-
___________________________________________________________________
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY            507,100
___________________________________________________________________
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING           -0-
___________________________________________________________________
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                    507,100
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      507,100
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
     5.3%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
     IN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to Depositary Shares (the "Shares") Each Representing a One-Hundredth Interest in a Share of Series A 8% Cumulative Convertible Preferred Stock (Dividend Enhanced Convertible Stock--DECS) (Par Value $.01 Per Share) of MFS Communications Company, Inc. (the "Company").

The principal executive offices of the Company are located at 3555 Farnam Street, 2nd Floor, Omaha, Nebraska 68131.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Schedule is filed on behalf of (i) D. E. Shaw & Co., Inc., ("DESCO Inc"), a Delaware corporation; (ii) D. E. Shaw & Co., L.P. ("DESCO LP"), a Delaware limited partnership; (iii) D. E. Shaw Investments, L.P. ("InvLP"), a Delaware limited partnership; (iv) D. E. Shaw & Co. International, L.L.C. ("IntlLLC"), a Delaware limited liability company; and (v) Mr. David E. Shaw ("David Shaw").

   David Shaw is the President and sole shareholder of DESCO Inc. David Shaw and Mr. Derrick Cephas are the sole directors of DESCO Inc. Mr. Richard Allen is the Secretary of DESCO Inc.

   The General Partner of DESCO LP is DESCO Inc.

   The General Partner of InvLP is DESCO LP.

DESCO Inc is Member Manager and David Shaw is Member of IntlLLC.

   The reporting entities and individual (collectively, the "Reporting Persons") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

   By virtue of David Shaw's positions, described above, as Member of IntlLLC as well as President and sole shareholder of DESCO Inc, itself Member Manager of IntlLLC and the General Partner of DESCO LP, which, in turn, is the General Partner of InvLP, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 507,100 Shares beneficially owned by DESCO Inc, constituting 5.3% of the outstanding Shares and, therefore, David Shaw may be deemed to be the beneficial owner of such Shares. David Shaw disclaims beneficial ownership of such 507,100 Shares.

(b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is 120 West 45th Street, 39th Floor, New York, New York 10036.

(c) The principal business of DESCO Inc is that of Member Manager of IntlLLC and General Partner of DESCO LP.

   The principal business of DESCO LP is that of General Partner of InvLP and of affiliated partnerships.

   The principal business of InvLP is that of a registered broker/dealer, engaged in the purchase and sale of securities for investment for its own account.

   The principal business of IntlLLC is that of investment manager with respect to funds it manages.

   The principal occupation of David Shaw is as President and a director of DESCO Inc. and Member of IntlLLC.

   The principal occupation of Mr. Derrick Cephas is as Partner at the firm of Cadwalader, Wickersham & Taft.

   The principal occupation of Mr. Richard Allen is as Secretary of DESCO Inc.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual referred to in paragraph (a) above is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

331,800 of the 507,100 Shares were purchased directly by InvLP, and the remaining 175,300 of the 507,100 Shares were purchased directly by IntlLLC. The amount of funds (excluding commissions and/or fees) used for the purchases of the Shares by InvLP was $12,327,930, and the amount of funds used for the purchases of the Shares by IntlLLC was $8,367,617.50.

   The Shares purchased by InvLP were purchased with its investment capital (the capital contributed by its partners). Margin credit may have been extended by Bear, Stearns Securities Corp., which extends margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies with respect to InvLP. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

   The Shares purchased by IntlLLC were purchased with the capital of the funds for which it serves as investment manager. Margin credit may have been extended by Bear, Stearns International, Ltd., which extends margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies with respect to IntlLLC. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      The Reporting Persons have acquired the Shares for investment purposes and in their ordinary course of business. In the ordinary course of their business, the Reporting Persons may acquire further Shares from time to time and may dispose of any or all of the Shares held by them at any time.

      Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The percentage of Shares reported beneficially owned by each person herein is based on 9,500,000 Shares outstanding as of February 26, 1996, as stated by the Company.

As of February 26, 1996:

(i) DESCO Inc owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, DESCO Inc may be deemed to own beneficially 507,100 Shares, comprising the Shares owned directly by InvLP and IntlLLC. DESCO Inc may be deemed to beneficially own approximately 5.3% of the Shares outstanding.

(ii) DESCO LP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, DESCO LP may be deemed to own beneficially 331,800 Shares, comprising the Shares owned directly by InvLP. DESCO LP may be deemed to beneficially own approximately 3.5% of the Shares outstanding.

(iii) InvLP owns directly 331,800 Shares, constituting approximately 3.5% of the Shares outstanding.

(iv) IntlLLC owns directly 175,100 Shares, constituting approximately 1.8% of the Shares outstanding.

(v) David Shaw owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, David Shaw may be deemed to own beneficially 507,100 Shares, comprising the Shares owned directly by InvLP and IntlLLC. David Shaw may be deemed to beneficially own approximately 5.3% of the outstanding Shares. David Shaw disclaims beneficial ownership of such 507,100 Shares.

(b) With respect to the number of shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Exhibit 3, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the period from the 60th day prior to February 26, 1996 until February 26, 1996.

(d) Each limited and general partner of InvLP and DESCO LP has, and the Member Manager and Member of IntlLLC each have, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. No such partner or Member has any right with respect to more than five percent of the outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person specifically with respect to any securities of the issuer. There are certain agreements, which reflect the general relationship among the persons named in Item 2, which, among other things, may govern generally the division of profits or loss among the persons named in Item 2. These agreements include limited partnership agreements of DESCO LP and InvLP and an investment management agreement of IntlLLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      There are filed herewith as Exhibits: (99.1) a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities and Exchange Act of 1934, and (99.2) a description of transactions in the Shares, as a supplement to the response provided in Item 5(c).

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                  August 7, 1996


                  D. E. SHAW & CO., INC.
                  By: /s/ David E. Shaw
                    President


                  D. E. SHAW & CO., L.P.
                  By: /s/ Stuart Steckler
                    Managing Director


                  D. E. SHAW INVESTMENTS, L.P.
                  By: D. E. SHAW & CO., L.P., as
                      General Partner
                  By: /s/ Stuart Steckler
                    Managing Director


                  D. E. SHAW & CO. INTERNATIONAL, L.L.C.
                  By: D. E. SHAW & CO., INC., as
                      member manager
                  By: /s/ David E. Shaw
                    President


                  DAVID E. SHAW
                  /s/ David E. Shaw